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                                March 26, 2024

       Kelvin Ang
       Chief Executive Officer
       FBS Global Limited
       74 Tagore Lane
       #02-00 Sindo Industrial Estate
       Singapore 787498

                                                        Re: FBS Global Limited
                                                            Amendment No. 9 to
Registration Statement on Form F-1
                                                            Filed March 21,
2024
                                                            File No. 333-269469

       Dear Kelvin Ang:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form F-1 filed March 21,
2024

       Explanatory Note, page ii

   1. We note your statement that the Resale Prospectus Shareholders will participate in a potential resale.
Please revise to state, if true, that the Resale Prospectus Shareholders will sell shares only once
such shares are listed on the Nasdaq Capital Market and that the
                                                        Resale Prospectus
Shareholders will sell shares only once the primary offering has closed.
                                                        Make consistent
revisions in the alternate pages. In this regard, you should revise to leave room to provide the
market price of the securities as of the latest practicable date, once available and when you
utilize a separate prospectus for the resale transaction.
              Please contact Mindy Hooker at 202-551-3732 or Kevin Woody at 202-551-3629 if you
       have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Kelvin Ang
FBS Global Limited
March 26, 2024
Page 2




                                    Sincerely,
FirstName LastNameKelvin Ang
                                    Division of Corporation Finance
Comapany NameFBS Global Limited
                                    Office of Manufacturing
March 26, 2024 Page 2
cc:       David L. Ficksman, Esq.
FirstName LastName